UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM N-54C

             NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO
              SECTIONS 55 THROUGH 65 OF THE INVESTMENT ACT OF 1940
          FILED PURSUANT TO SECTION 54(C) OF THE INVESTMENT ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act"), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name:                                                  GreenShift Corporation

Address of Principal Business Office:                  1 Penn Plaza, Suite 1612,
                                                       New York NY 10119

Telephone Number, including area code:                 646-572-6314

File Number under the Securities Exchange Act of 1934: 814-00705

The undersigned business development company hereby states the following basis for the filing of this notification of withdrawal:

GreenShift Corporation (the "Company") has changed the nature of its business so as to cease to be a business development company and to actively engage, directly or through subsidiaries, in business as on operating company that focuses on the facilitation of the efficient use of natural resources. Such change was authorized by the written consent of shareholders representing 70% of the outstanding votes of the Company on April 24, 2006.

                                    SIGNATURE

Pursuant to the requirements of the Act, the Company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in New York, New York on the 30th day of June, 2006.

                                                       GreenShift Corporation

                                                       /s/ Kevin Kreisler
                                                       ------------------
                                                           Kevin Kreisler
                                                           Chairman and Chief
                                                           Executive Officer

Attest: /s/ James Grainer
        --------------------
            James Grainer
            President and Chief Financial Officer


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